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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41868

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01/01/11__ AND ENDING__12/31/11__

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLP INVESTMENT SERVICES, LLC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

37000 TWELVE MILE ROAD, SUITE 101

(No. and Street)

FARMINGTON HILLS	MI	48331
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__MICHAEL MCEVILLY__   __248-489-0101__

                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    BERGER, GHERSI & LADUKE, PLC

(Name – *if individual, state last, first, middle name*)

43940 WOODWARD AVE., STE 200, BLOOMFIELD HILLS	MI	48302
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __MICHAEL MCEVILLY_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___GLP INVESTMENT SERVICES, LLC_____ , as

of ___DECEMBER 31_____ , 20 11_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

SHARON PARKER
Notary Public, State of Michigan
County of Oakland
My Commission Expires 09-18-2014
Acting in the county of_____

Notary Public

_____
Signature

__MANAGING MEMBER_____
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

FINANCIAL STATEMENTS
December 31, 2011 and 2010

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

TABLE OF CONTENTS
December 31, 2011 and 2010

Berger, Ghersi & LaDuke PLC

CERTIFIED PUBLIC ACCOUNTANTS

43940 Woodward Avenue, Suite 200
Bloomfield Hills, Michigan 48302-5026
(248) 333-3680   Fax (248) 333-0226
Website: bglcpas.com

42850 Garfield, Suite 104
Clinton Township, Michigan 48038-5026
(586) 286-9222

INDEPENDENT AUDITORS' REPORT

To the Members
GLP Investment Services, LLC
37000 Twelve Mile Road, Suite 101
Farmington Hills, Michigan 48331

We have audited the accompanying Statement of Financial Condition of

GLP Investment Services, LLC
(a Michigan limited liability company)

for the year ended December 31, 2011, and the related Statements of Income, Members' Capital and Cash Flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of GLP Investment Services, LLC as of December 31, 2010 were audited by other auditors whose report dated February 23, 2011 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the December 31, 2011 financial statements referred to above present fairly, in all material respects, the financial position of **GLP Investment Services, LLC** as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berger, Ghersi & LaDuke

BERGER, GHERSI & LADUKE, PLC
Certified Public Accountants

February 2, 2012

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

ASSETS

	2011	2010
Cash	$ 123,309	$ 84,210
Receivables from Broker-Dealers and Clearing Organization	39,787	40,295
Employee advances	500	-
Prepaid license	12,690	13,272
NASD membership	45,380	45,380
Office equipment, at cost, less accumulated depreciation of $13,234 and $6,669	788	1,138
Total assets	$ 222,454	$ 184,295

LIABILITIES AND MEMBERS' CAPITAL

	2011	2010
Liabilities:		
Payables to commissioned agents	$ 27,581	$ 28,219
Accounts payable, accrued expenses and other liabilities	18,266	7,748
Total liabilities	45,847	35,967
Members' capital	176,607	148,328
Total liabilities and members' capital	$ 222,454	$ 184,295

See Independent Accountants' Audit Report and notes to the financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENTS OF INCOME
For the years ended December 31, 2011 and 2010

	2011	Percent	2010	Percent
Revenues:				
Commissions	$ 1,700,605	100.0	$ 1,652,748	100.0
Interest income	6	-	15	-
Total revenues	1,700,611	100.0	1,652,763	100.0
Expenses:				
Commissions paid to agents	1,165,411	68.5	1,082,727	65.5
Employee compensation and benefits	145,765	8.6	198,132	12.0
Guaranteed payments to members	-	-	300	-
Professional fees	28,069	1.7	29,007	1.8
Licenses	29,650	1.7	28,316	1.7
Depreciation	6,565	0.4	537	-
Liability insurance	3,872	0.2	2,966	0.2
Printing and reproduction	1,061	0.1	820	-
Other expense	46,939	2.8	43,722	2.7
Total expenses	1,427,332	84.0	1,386,527	83.9
Net income	$ 273,279	16.0	$ 266,236	16.1

See Independent Accountants' Audit Report and notes to the financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENTS OF MEMBERS' CAPITAL
For the years ended December 31, 2011 and 2010

Balance, January 1, 2010	$	113,392
Net income		266,236
Member distributions		(231,300)
Balance, December 31, 2010		148,328
Net income		273,279
Member distributions		(245,000)
Balance, December 31, 2011	$	176,607

See Independent Accountants' Audit Report and notes to the financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ 273,279	$ 266,236
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	6,565	537
(Increase) decrease in:		
Commissions receivable	508	(940)
Employee advances	(500)	-
Prepaid licenses	582	(585)
Increase (decrease) in:		
Accounts payable, accrued expense and other liabilities	10,518	5,306
Increase (decrease) in commissions payable to agents	(638)	642
Net cash provided by operating activities	290,314	271,196
Cash flows from investing activities:		
Purchase of fixed assets	(6,215)	(1,208)
Cash flows from financing activities:		
Distributions to members	(245,000)	(231,300)
Net increase in cash	39,099	38,688
Cash, beginning of year	84,210	45,522
Cash, end of year	$ 123,309	$ 84,210

See Independent Accountants' Audit Report and notes to the financial statements.

NOTE A - Nature of Business and Summary of Significant Accounting Policies

Nature of business - **GLP Investment Services, LLC** (the "Company") is a Michigan limited liability company that is registered with the Securities and Exchange Commission, for the purpose of conducting business as a broker-dealer in securities. Commissions are recorded on a trade-date basis as securities transactions occur.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

Revenue recognition - The Company recognizes revenue commissions on a trade-date basis as securities transactions occur. Commission expense payable to independent agents is accrued at the time the corresponding revenue is accrued.

Income taxes - Income or loss of the Company is allocated to the members based on their ownership percentages. No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the members on their income tax returns.

Cash and cash equivalents - For financial statement purposes, the Company considers all liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The beginning cash balance on the Statement of Cash Flows is consistent with this treatment.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates primarily relate to the collectability of accounts receivable and estimates of future cash flows used to evaluate whether conditions are present that would require asset impairment charges to be recognized. Actual results could differ from those estimates.

NASD Membership - The NASD membership is recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that such impairment has not occurred in 2011 or 2010. The NASD membership was being amortized over a period of forty years prior to adoption of FASB ASC Topic 350 on goodwill and other intangibles (see Note B).

Property and equipment - Office equipment is carried at cost. Office equipment as presented on the balance sheet is depreciated over the estimated life using the straight-line, declining balance or other statutory method which is designed to amortize the cost of assets in a manner most beneficial to the Company while approximating their estimated useful lives.

Financial instruments and concentration of credit risk - Financial instruments which subject the Company to concentrations of credit risk consist primarily of receivables from broker-dealers and clearing organizations and payables to commissioned agents.

Trade receivables - Trade receivables from Broker-Dealers are reported at the amount management expects to collect from the outstanding balance. Management believes that all accounts receivables will be collected and there have been no charge offs during the years ended December 31, 2011 and 2010.

NOTE B - Adoption of FASB ASC Topic 350

In 2002, the Company adopted FASB ASC Topic 350 on goodwill and other intangibles. This established new accounting and reporting standards for goodwill and other intangible assets whereas intangible assets with indefinite lives are no longer amortized, but rather tested annually for impairment. The Company's NASD membership is deemed to have an indefinite useful life; therefore, the Company ceased amortization effective January 1, 2002. The Company determined that the carrying amount of its NASD membership did not exceed its fair market value and that no impairment loss had been realized during the year ended December 31, 2011 and 2010.

NOTE C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital ratio would exceed 10 to 1. At December 31, 2011 and 2010, the Company had net capital of approximately $92,317 and $69,234, respectively, and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to capital at December 31, 2011 and 2010 was 0.47 to 1 and 0.52 to 1, respectively.

NOTE D - Related Party Transactions

Companies related through common ownership and management provided office support and other services to the Company. Pursuant to the lease agreement signed with a related company, **GLP Investment Services, LLC** will use all office equipment, telephone systems, and other expenses such as office supplies, postage, delivery, messenger, marketing and travel free of charge. The agreement also states that at no future date will **GLP Investment Services, LLC** be responsible for the payment of or reimbursement for these expenses.

NOTE E - Subsequent Events

The Company has evaluated subsequent events through February 2, 2012, the date on which the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE F - Accounting for Uncertain Tax Positions

The Company adopted the accounting standard regarding "Accounting for Uncertain Tax Positions". This standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows. The tax years of 2007 to 2011 remain subject to examination by the taxing authorities.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1 OF THE SEC
December 31, 2011

SCHEDULE 1

Aggregate indebtedness		$ 45,847
Net worth		$ 176,607
Deductions		
12 b-1 fees receivable	$ 19,932	
Employee advances	500	
NASD Membership	45,380	
Office equipment	788	
Prepaid license	12,690	
Total deductions		79,290
Net capital		97,317
Minimum required net capital		5,000
Capital in excess of minimum requirement		$ 92,317
Ratio of aggregate indebtedness to Net Capital		0.47 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2011).

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 92,317
Net capital as reported on Schedule 1	$ 92,317

Berger, Ghersi & LaDuke PLC

CERTIFIED PUBLIC ACCOUNTANTS

43940 Woodward Avenue, Suite 200
Bloomfield Hills, Michigan 48302-5026
(248) 333-3680   Fax (248) 333-0226
Website: bglcpas.com

42850 Garfield, Suite 104
Clinton Township, Michigan 48038-5026
(586) 286-9222

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Members
GLP Investment Services, LLC
37000 Twelve Mile Road, Suite 101
Farmington Hills, Michigan 48331

In planning and performing our audit of the financial statements of **GLP Investment Services, LLC** as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bergu, Ghersi & LaDuke

BERGER, GHERSI & LADUKE PLC
Certified Public Accountants

February 2, 2012